

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

<u>Via Email</u>
Anne H. Lloyd
Executive Vice President and Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033

   Re: Martin Marietta Materials, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed February 25, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed April 8, 2011
     File No. 001-12744

Dear Ms. Lloyd:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Ethan Horowitz for

            H. Roger Schwall
            Assistant Director